UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
MP MATERIALS CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-39277	84-4465489
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1700 S. Pavilion Center Drive, Suite 800
Las Vegas, Nevada 89135
(Address of principal executive offices and Zip Code)
Ryan Corbett
(702) 844-6111
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, _____.
☑ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

SECTION 1 - CONFLICT MINERAL DISCLOSURE
Item 1.01 - Conflict Minerals Disclosure and Report
Not applicable.
Item 1.02 - Exhibit
Not applicable.
SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE
Item 2.01 - Resource Extraction Issuer Disclosure and Report
Disclosure of Payments by Resource Extraction Issuers
The payment disclosure required by this Item 2.01 is included as Exhibit 2.01 and Exhibit 99.1 to this Form SD.
Report on Payments to Governments for the Year Ended December 31, 2023
This report provides a consolidated overview of the payments to governments made by MP Materials Corp., including its subsidiaries (the “Company”, “MP Materials” “we,” “our,” and “us”) for the fiscal year ended December 31, 2023.
All payments are reported in U.S. dollars (“USD”).
Our Business Segments
Operating segments are defined as components of an enterprise engaged in business activities, about which separate financial information is available and evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. As of December 31, 2023, the Company’s CODM viewed the Company’s operations and managed the business as one reportable segment.
Our Projects
As of December 31, 2023, we owned and operated the Mountain Pass Rare Earth Mine and Processing Facility (“Mountain Pass”), which we consider to be one project.
SECTION 3 - EXHIBITS
Item 3.01 - Exhibits
The following exhibits are filed as part of this report.

Exhibit No.	Description
2.01	Interactive Data Files (Resource Extraction Payment Report as required by Item 2.01 of this Form SD for the year ended December 31, 2023 filed in XBRL).
99.1	Resource Extraction Payment Report as required by Item 2.01 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 6, 2024	MP Materials Corp.

	By:	/s/ Elliot D. Hoops
Elliot D. Hoops
General Counsel and Secretary
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